BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

RECEIVED
2008 JUN 16 A 10: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08003239

June 11, 2008

SUPPL

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of the First Quarterly Report for the three-month period ended April 30, 2008 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

PROCESSED
JUN 17 2008
THOMSON REUTERS

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

F:\DATA\legal\COMMISSIONS\USA-SEC\2007\Sec Exch comm - first rapp tri.doc 6/11/2008 9:50:32 AM


BOMBARDIER

FIRST
QUARTERLY REPORT

Three-month period ended April 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are expressed in U.S. dollars and all amounts in the tables of this report are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A, please refer to the sections of the Corporation's aerospace segment and the Corporation's transportation segment in the MD&A of the Corporation's annual report for fiscal year 2008.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and uncertainties section in the MD&A of the Corporation's annual report for fiscal year 2008. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

The following MD&A is the responsibility of Management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The data presented in this MD&A is structured by manufacturing segment: Aerospace ("BA") and Transportation ("BT"), which is consistent with internal reports presented and reviewed by Management. Some financial measures referred to in this MD&A are not in accordance with Canadian generally accepted accounting principles ("GAAP"). See Non-GAAP financial measures section hereafter for details on the reconciliation to the most comparable GAAP measures.

HIGHLIGHTS

- Revenues of $4.8 billion, an increase of 21% compared to the same period last fiscal year.
- EBIT of $321 million, or 6.7% of revenues, compared to $183 million, or 4.6% ($252 million, or 6.4%, before an EOAPC[1] charge of $69 million), for the same period last fiscal year.
- Net income of $226 million (diluted earnings per share ("EPS") of $0.12 per share), compared to $79 million (diluted EPS of $0.04 per share) for the same period last fiscal year.
- Free cash flow of $560 million, compared to a usage of $154 million for the same period last fiscal year.
- Strong cash position of $4.3 billion as at April 30, 2008.
- Order backlog of $55.5 billion as at April 30, 2008, compared to $53.6 billion as at January 31, 2008.
- Reinstatement of a quarterly dividend of $0.025 Cdn per common share.

[1] Excess-over-average production costs.

CONSOLIDATED ANALYSIS OF RESULTS

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards (see Changes in accounting policies section in Other for further details). As a result, the EOAPC charge is nil for the three-month period ended April 30, 2008, compared to a net charge of $69 million for the same period last fiscal year.

Analysis of results

	Three-month periods ended April 30	
	2008	2007[1]
Revenues	**$ 4,789**	$ 3,967
Cost of sales	**3,947**	3,302
Margin	**842**	665
Selling, general and administrative	**365**	318
Research and development	**40**	36
Other income	**(24)**	(3)
EBITDA	**461**	314
Amortization	**140**	131
EBIT	**321**	183
Financing income	**(72)**	(51)
Financing expense	**93**	120
EBT	**300**	114
Income taxes	**74**	35
Net income	**$ 226**	$ 79
Earnings per share (in dollars)		
Basic	**$ 0.13**	$ 0.04
Diluted	**$ 0.12**	$ 0.04
(as a percentage of revenues)		
EBITDA	**9.6%**	7.9%
EBIT	**6.7%**	4.6%
EBIT before EOAPC charge	**6.7%**	6.4%
EBT	**6.3%**	2.9%
Free cash flow	**$ 560**	$ (154)

[1] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all general and administrative ("G&A") overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include a reclassification of $68 million from cost of sales to selling, general and administrative expenses.

Selected financial information

	April 30, 2008	January 31, 2008
Order backlog (in billions of dollars)	**$ 55.5**	$ 53.6
Cash and cash equivalents	**$ 4,295**	$ 3,602

Revenues and EBIT margin

	Three-month periods ended April 30		
	2008	2007	Increase
Revenues			%
BA	**$ 2,380**	$ 2,260	5
BT	**2,409**	1,707	41
	$ 4,789	$ 3,967	21
EBIT margin			Percentage points
BA	**8.7%**	5.0%[1]	3.7
BT	**4.8%**	4.2%	0.6
	6.7%	4.6%	2.1

[1] EBIT of 8.0% before a net EOAPC charge of $69 million.

A detailed analysis of results is provided in the BA and BT Analysis of results sections of this MD&A.

Financing income and Financing expense

Net financing expense amounted to $21 million, compared to $69 million for the same period last fiscal year. The $48-million decrease is mainly due to:

- higher interest income on cash and cash equivalents ($18 million);
- lower interest expense on long-term debt ($15 million); and
- a net gain on financial instruments ($11 million).

Partially offset by:

- lower financing income on loans and lease receivables ($8 million).

Income taxes

For the three-month period ended April 30, 2008, the effective income tax rate was 24.7%, compared to the statutory income tax rate of 31.5% (30.7% and 32.8%, respectively, for the same period last fiscal year). The lower effective tax rates are mainly due to the net change in the recognition of tax benefits related to operating losses and temporary differences and to the lower effective income tax rates of foreign investees, partially offset by permanent differences.

LIQUIDITY AND CAPITAL RESOURCES

Reconciliation of free cash flow to cash flow from operating activities

	Three-month periods ended April 30	
	2008	2007
Segmented free cash flow		
BA	$ **290**	$ 66
BT	**258**[1]	(168)[2]
Income taxes and net financing expense[3]	**12**	(52)
Free cash flow	**560**	(154)
Add back: Net additions to property, plant and equipment	**72**	20
Cash flow from operating activities	$ **632**	$ (134)

[1] Includes a payment of £95 million ($189 million) to Westinghouse Rail Systems Limited (see the BT Analysis of results section for further details).
[2] Includes the payment of a discretionary pension fund contribution of $174 million.
[3] Income taxes and net financing expense are not allocated to segments.

A detailed analysis of free cash flow is provided in the BA and BT Analysis of results of this MD&A.

Variation in cash and cash equivalents

	Three-month periods ended April 30	
	2008	2007
Balance as at beginning of period	$ **3,602**	$ 2,648
Free cash flow	**560**	(154)
Effect of exchange rate changes on cash and cash equivalents	**208**	44
Repayments of long-term debt	**(60)**	(8)
Other	**(15)**	(49)
Balance as at end of period	$ **4,295**	$ 2,481

The Corporation considers that its cash and cash equivalents combined with its expected free cash flow will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends and will allow it to meet all other expected financial requirements in the near term.

Letters of credit facilities

	Amounts committed	Amounts available	Maturity (fiscal year)[1]
April 30, 2008	$ **6,693**[2]	$ **876**	**2012**
January 31, 2008	$ 6,381[2]	$ 893	2012

[1] In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature, up to December 2011.
[2] €4,300 million.

In addition to the above, letters of credit of $488 million were outstanding under various bilateral agreements as at April 30, 2008 ($467 million as at January 31, 2008).

As at April 30, 2008 and January 31, 2008, the Corporation was in compliance with all its bank covenants.

FINANCIAL POSITION

Highlights

Assets (liabilities)	**April 30, 2008**	January 31, 2008	**Foreign exchange impact**	**Explanation of variations excluding the foreign exchange impact**
Cash and cash equivalents	**$ 4,295**	$ 3,602	$ 208	See the Variation in cash and cash equivalents table before for details.
Invested collateral	**1,357**	1,295	62	No variance.
Receivables	**2,094**	1,998	18	Increase mainly due to a higher level of receivables in BA ($98 million).
Aircraft financing	**638**	626	-	No significant variance.
Gross inventories	**8,135**	7,739	112	Increase in gross inventories mainly due to increases in long-term contracts ($484 million) and in aerospace programs ($192 million) inventories, partially offset by the write-off of EOAPC relating to the change of accounting policy for aerospace programs[1] ($277 million).
Payments received and progress billings	**(3,087)**	(2,633)	(138)	
Inventories	**5,048**	5,106	(26)	
Advances and progress billings in excess of related long-term contract costs	**(3,180)**	(2,791)	(80)	Increase in total advances and progress billings is due to higher advances and progress billings on long-term contracts ($625 million) and higher advances on aerospace programs ($196 million).
Advances on aerospace programs	**(3,122)**	(2,926)	-	
	(6,302)	(5,717)	(80)	
Property, plant and equipment	**2,942**	2,980	33	Decrease mainly due to amortization ($130 million) and the change in G&A overhead allocation policy on program tooling[1] ($23 million), partially offset by net additions ($82 million).
Fractional ownership deferred costs	**522**	500	-	Increases mainly due to additional aircraft deliveries related to the fractional ownership program.
Fractional ownership deferred revenues	**(666)**	(631)	-	
Deferred income taxes	**1,025**	935	17	Increase mainly due to the impact of accounting changes[1] ($113 million).
Accrued benefit assets	**980**	924	-	No significant variance.
Accrued benefit liabilities	**(1,125)**	(1,066)	(44)	
Derivative financial instruments – assets	**589**	458	-	Increases mainly due to a higher volume of derivative financial instruments, in line with growth in both businesses, and to change in fair value.
Derivative financial instruments – liabilities	**(327)**	(276)	6	
Goodwill	**2,632**	2,533	99	No variance.
Other assets	**1,201**	1,163	13	Increase mainly due to increase in prepaid expenses ($47 million).
Accounts payable and accrued liabilities	**(7,283)**	(6,919)	(127)	Increase mainly due to a higher level of accounts payable and accrued liabilities in BA in line with the increase in gross inventories on aerospace programs ($245 million).
Long-term debt	**(4,419)**	(4,393)	(111)	Decrease mainly due to repayments ($60 million).

[1] See Changes in accounting policies section in Other for further details.

NON-GAAP FINANCIAL MEASURES

This MD&A is based on reported earnings in accordance with GAAP and on the following non-GAAP financial measures:

Non-GAAP financial measures

EBITDA	Earnings (loss) before financing income, financing expense, income taxes and depreciation and amortization
EBIT before EOAPC charge	Earnings (loss) before financing income, financing expense, income taxes and EOAPC charge
Free cash flow	Cash flows from operating activities less net additions to property, plant and equipment

Management believes that a significant portion of the users of its MD&A analyze the Corporation's results based on these performance measures. These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently.

A reconciliation to the most comparable GAAP financial measures is provided in the following sections:

- EBITDA to EBIT – see the Results of operations table in the BA and BT Analysis of results sections;
- EBIT before EOAPC charge to EBIT – see the table below; and
- Free cash flow to cash flows from operating activities – see the Reconciliation of free cash flow to cash flow from operating activities table before.

Reconciliation of EBIT before EOAPC charge to EBIT

	Three-month period ended April 30, 2007	
	Consolidated	**BA**
EBIT before EOAPC	$ 252	$ 181
EOAPC net charge	(69)	(69)
EBIT	$ 183	$ 112

AEROSPACE

HIGHLIGHTS

- Revenues of $2.4 billion, compared to $2.3 billion for the same period last fiscal year.
- EBIT of $206 million, or 8.7% of revenues, compared to $112 million, or 5.0% ($181 million, or 8.0%, before a net EOAPC charge of $69 million), for the same period last fiscal year.
- Free cash flow of $290 million, compared to $66 million for the same period last fiscal year.
- Total of 87 aircraft deliveries, compared to 78 for the same period last fiscal year.
- Total of 118 aircraft net orders, compared to 174 for the same period last fiscal year, and order backlog of $24.1 billion as at April 30, 2008, compared to $22.7 billion as at January 31, 2008.
- In May 2008, BA announced a firm order from VistaJet for 35 business aircraft with options for an additional 25 aircraft, valued at approximately $1.2 billion if all options are exercised.

ANALYSIS OF RESULTS

Effective February 1, 2008, the Corporation has changed its accounting policy for aerospace programs from the average cost method to the unit cost method to comply with new accounting standards (see Changes in accounting policies section in Other for further details). As a result, the EOAPC charge is nil for the three-month period ended April 30, 2008, compared to a net charge of $69 million for the same period last fiscal year.

Results of operations

	Three-month periods ended April 30	
	2008	2007[1]
Revenues		
Manufacturing		
Business aircraft	**$ 1,187**	$ 1,089
Commercial aircraft	**552**	538
Other	**148**	104
Total manufacturing revenues	**1,887**	1,731
Services[2]	**420**	357
Other[3]	**73**	172
Total revenues	**2,380**	2,260
Cost of sales	**1,896**	1,894
Margin	**484**	366
Selling, general and administrative	**164**	150
Research and development	**14**	10
Other income[4]	**(5)**	(10)
EBITDA	**311**	216
Amortization	**105**	104
EBIT	**$ 206**	$ 112
(as a percentage of total revenues)		
Margin	**20.3%**	16.2%
EBITDA	**13.1%**	9.6%
EBIT before EOAPC charge	**8.7%**	8.0%
EBIT	**8.7%**	5.0%

[1] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all G&A overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include a reclassification of $22 million from cost of sales to selling, general and administrative expenses.

[2] Includes revenues from parts logistics, aircraft fractional ownership and hourly flight entitlement programs' service activities, aircraft maintenance, commercial training and military aviation training.

[3] Includes mainly sales of pre-owned aircraft.

[4] Includes net loss (gain) on certain financial instruments, foreign exchange loss (gain), severance and other involuntary termination costs, settlement of claims and loss (income) related to disposal of businesses.

Total aircraft deliveries

	Three-month periods ended April 30	
	2008	2007
Business aircraft (including those of the fractional ownership program[1])	**58**	50
Commercial aircraft	**28**	28
Amphibious aircraft	**1**	-
	87	78

[1] An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model has been sold to external customers.

Manufacturing revenues
The $156-million increase is mainly due to:

- increased deliveries, mainly wide-body interiors, and improved selling prices for business aircraft ($98 million); and
- the sale of one amphibious aircraft and improved selling prices for commercial aircraft ($40 million).

Services revenues
The $63-million increase is mainly due to:

- higher volume and improved selling prices for spare parts ($38 million); and
- higher fractional ownership and hourly flight entitlement programs' service activities ($27 million).

Other revenues
The $99-million decrease is mainly due to fewer sales of pre-owned business aircraft.

EBIT margin
The 3.7 percentage-point increase is mainly due to:

- an EOAPC charge of nil for the three-month period ended April 30, 2008, compared to a net charge of $69 million for the same period last fiscal year; and
- improved selling prices for both business and commercial aircraft.

Partially offset by:

- the negative impact of the strengthening of the Canadian dollar versus the U.S. dollar as well as the higher cost of materials due to price escalations.

The EBIT margin for the three-month period ended April 30, 2008 was also impacted by the following non-recurring items recorded in other income:

- a gain of $28 million arising from the settlement with Mitsubishi Heavy Industries of Japan with respect to the transfer of the production of certain components for the *CRJ* family of aircraft to another third party supplier; and
- a loss of $23 million related to accumulated foreign exchange losses (previously recorded in Accumulated other comprehensive income) in connection with the proposed sale of *Skyjet International*. These accumulated foreign exchange losses resulted from the translation of *Skyjet International's* net assets to U.S. dollars in prior periods.

FREE CASH FLOW

Free cash flow

	Three-month periods ended April 30	
	2008	2007
EBIT	**$ 206**	$ 112
Non-cash items:		
Amortization		
Program tooling	**77**	73
Other	**28**	31
Gain on disposals of property, plant and equipment	**-**	(1)
Stock-based compensation	**5**	2
Net change in non-cash balances related to operations	**44**	(135)
Net additions to property, plant and equipment	**(70)**	(16)
Free cash flow	**$ 290**	$ 66

The $224-million improvement is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($179 million) (see explanation below); and
- higher profitability ($94 million).

Partially offset by:

- higher net additions to property, plant and equipment ($54 million).

Net change in non-cash balances related to operations
For the three-month period ended April 30, 2008, the $44-million cash inflow is mainly due to increases in accounts payable and accrued liabilities and in advances on aerospace programs, partially offset by increases in inventories and receivables.

For the three-month period ended April 30, 2007, the $135-million cash outflow was mainly due to increases in receivables and gross inventories, partially offset by an increase in advances on aerospace programs.

PRODUCT DEVELOPMENT

Product development costs

	Three-month periods ended April 30	
	2008	2007
Program tooling[1]	**$ 55**	$ 22
Program change and engineering[2]	**28**	24
Research and development	**14**	10
	$ 97	$ 56
As a percentage of manufacturing revenues	**5.1%**	3.2%

[1] Recorded in property, plant and equipment.
[2] Included in cost of sales.

The increase in program tooling is mainly due to the development of the *CRJ1000 NextGen* aircraft and the *Learjet 85* aircraft.

Carrying amount of program tooling costs

(in millions of dollars)	April 30, 2008	January 31, 2008
Business aircraft		
Learjet Series	**$ 94**	$ 95
Challenger Series	**364**	390
Global Series	**191**	210
Commercial aircraft		
CRJ Series	**435**	432
Q-Series	**65**	69
	$ 1,149	$ 1,196

Business aircraft

In February 2008, BA announced a 400 nautical mile ("NM") (741km) increase to 5,200 NM (9630 km) to the non-stop intercontinental range of its high speed *Global 5000* business jet.

In May 2008, BA announced that the all-composite *Learjet 85* aircraft will be powered by Pratt & Whitney Canada Corp.'s PW307B turbofan engines and will also feature Rockwell Collins' new Pro Line Fusion avionics suite, which both incorporate a number of advanced technologies.

In May 2008, BA announced that its facility in Querétaro, Mexico will manufacture the composite structure for its new *Learjet 85* business jet. The Querétaro site will also manufacture the electrical harness and perform sub-assembly systems installation. During the initial production cycle, BA will transfer composite manufacturing from Grob Aerospace, who was selected in January 2008 to develop the all-composite structure of the *Learjet 85* aircraft, to its Querétaro site. Final assembly, interior completions, flight test and customer delivery of this aircraft will take place at BA's Wichita facility.

Commercial aircraft

In March 2008, BA launched the new *Q400 NextGen* turboprop, the next step in the continuing evolution of the *Q400* aircraft. Operating costs of the *Q400 NextGen* airliner are among the lowest of any regional aircraft on flights up to 500 NM under certain operating conditions, thus further satisfying the economic demands of airlines in short-haul sectors.

BA is evaluating the feasibility of the *CSeries* family of 110- and 130-seat jet, for which a launch decision is expected in this fiscal year. In February 2008, the Board of Directors granted BA the authority to offer formal sales proposals of the optimized *CSeries* aircraft family to airline customers. BA is in discussions with potential launch customers and is evaluating final assembly site-location alternatives, should the *CSeries* program be launched.

Other

BA is involved in a U.K. national research program aimed at developing new composite wing technologies that will reduce the environmental impact of aircraft. The program will enable the development of technologies that will lead to the design, manufacture and testing of more lightweight and efficient aircraft. BA will focus on optimizing the overall design and manufacturing processes needed to produce a next generation composite wing, with the emphasis on reducing weight, aerodynamic drag and life cycle costs.

AIRCRAFT DELIVERIES

Business aircraft deliveries

According to data from the General Aviation Manufacturers Association ("GAMA"), the first quarter of calendar year 2008 was strong in terms of business aircraft deliveries and billings, indicating that the market for business aircraft remains robust. GAMA's latest report, dated May 9, 2007, confirms that the Corporation continues to be the business aircraft industry leader in terms of revenues.

(in units)	Three-month periods ended April 30 2008[1]	2007[1]
Narrow-body business jets		
Learjet 40/40 XR/Learjet 45/45 XR	**10**	12
Learjet 60	**10**	4
Wide-body business jets		
Challenger 300	**14**	12
Challenger 604/Challenger 605	**8**	8
Global 5000/Global Express XRS	**11**	12
Challenger 800 Series	**5**	2
	58	50

[1] An aircraft delivery is included in the above table when the equivalent of 100% of the fractional shares of an aircraft model has been sold to external customers. This resulted in seven aircraft deliveries for the three-month period ended April 30, 2008 (one aircraft delivery for the three-month period ended April 30, 2007).

Commercial aircraft deliveries

Commercial aircraft deliveries during the first quarter of fiscal year 2009 reflect the continued trend toward larger aircraft as a result of the airlines' continued sensitivity to operating costs, in particular fuel costs.

(in units)	Three-month periods ended April 30 2008	2007
Regional jets		
CRJ700 NextGen	-	3
CRJ900 NextGen	**14**	11
Turboprops		
Q200	**1**	1
Q300	**3**	4
Q400	**10**	9
	28	28

During the three-month period ended April 30, 2008, BA delivered its 1,500th *CRJ* Series aircraft.

ORDERS AND BACKLOG

Total order backlog

(in billions of dollars)	April 30, 2008	January 31, 2008
Aircraft programs	**$ 23.1**	$ 21.7
Military aviation training	**1.0**	1.0
	$ 24.1	$ 22.7

The order backlog was at a record level as at April 30, 2008. The 6% increase reflects a strong order intake in both commercial and business aircraft.

Business aircraft net orders

	Three-month periods ended April 30 2008	2007
Net orders (in units)	**60**	83
Book-to-bill ratio[1]	**1.0**	1.7

[1] Defined as net orders received over aircraft deliveries, in units, in a given period.

The net orders of the first quarter of fiscal year 2009 represent a book-to-bill ratio of 1.0, which reflects the continued strength of the business aircraft market. The net orders and book-to-bill ratio of the first quarter of fiscal year 2008 reflect an exceptional quarter for business aircraft manufacturers.

In May 2008, BA announced a firm order from VistaJet for 11 *Challenger 605* aircraft, 13 *Learjet 60 XR* aircraft and 11 *Learjet 85* aircraft, for a total of 35 firm orders with options for an additional 25 aircraft. The total value of this new order, if all options are exercised, will be approximately $1.2 billion, based on the 2008 list price for typically equipped aircraft. This order was not included in the order backlog as at April 30, 2008.

Commercial aircraft net orders

	Three-month periods ended April 30	
(in units)	**2008**	2007
Regional jets		
CRJ700 NextGen	**14**	-
CRJ900 NextGen	**23**	15
CRJ1000 NextGen	**-**	38[1]
Turboprops		
Q200	**-**	4
Q300	**-**	3
Q400/Q400 NextGen	**21**	31
	58	91
Book-to-bill ratio	**2.1**	3.3

[1] Out of the 38 orders received, 15 were swaps from *CRJ900* aircraft.

The book-to-bill ratio for the three-month period ended April 30, 2008 is strong at 2.1. The ratio for the same period last fiscal year benefited from the launch orders for the *CRJ1000 NextGen* aircraft.

Commercial aircraft significant net orders

	Three-month period ended April 30, 2008
Aircraft	**Number**
CRJ700 NextGen	
Felix Airways	8
Undisclosed	6
CRJ900 NextGen	
SAS Scandinavian Airlines and Estonian Air[1]	13
Government of Iraq	10
Q400 NextGen	
airBaltic[2]	8
Widerøe Flyveselskap AS[2]	6

[1] Affiliated to SAS Scandinavian Airlines.
[2] Subsidiary of SAS Scandinavian Airlines.

The commercial aircraft order backlog as well as the options and conditional orders consisted of the following as at:

	April 30, 2008		January 31, 2008	
	Aircraft on firm order	**Options and conditional orders**	Aircraft on firm order	Options and conditional orders
Regional jets				
CRJ200	**-**	**17**	-	24
CRJ700 NextGen	**46**	**67**	32	72
CRJ900 NextGen	**93**[1]	**223**	84[2]	212
CRJ1000 NextGen	**39**[1]	**24**	39[2]	24
Turboprops				
Q200	**4**	**-**	5	-
Q300	**9**	**-**	12	4
Q400/Q400 NextGen	**101**	**153**	90[2]	145
	292	**484**	262	481

[1] Includes 18 firm orders with conversion rights from the *CRJ900 NextGen* aircraft to the *CRJ1000 NextGen* aircraft.
[2] Includes 19 firm orders with conversion rights from the *CRJ900 NextGen* aircraft to the *CRJ1000 NextGen* aircraft and three firm orders with conversion rights from the *Q400* turboprop to other commercial aircraft.

AIRCRAFT SERVICES

In February 2008, BA announced the addition of three new business aircraft service facilities to its international support network. As such, Arkia Maintenance of Tel Aviv, Israel, and Metrojet of Hong Kong, China, have been designated as line maintenance facilities, and RUAG of Oberphaffenhoffen, Germany, has been designated as an authorized service facility.

Furthermore, BA announced in February 2008 that Jet Aviation became its first line maintenance facility in Russia, offering aircraft-on-ground service for *Challenger* and *Global* families of business aircraft.

TRANSPORTATION

HIGHLIGHTS

- Revenues of $2.4 billion, compared to $1.7 billion for the same period last fiscal year.
- EBIT of $115 million, or 4.8% of revenues, compared to $71 million, or 4.2%, for the same period last fiscal year.
- Free cash flow of $258 million, compared to a usage of $168 million for the same period last fiscal year.
- $2.4 billion in new orders (book-to-bill[1] ratio of 1.0), compared to $3.0 billion (book-to-bill ratio of 1.8) for the same period last fiscal year.
- Order backlog of $31.4 billion as at April 30, 2008, compared to $30.9 billion as at January 31, 2008.

[1] Ratio of new orders over revenues.

ANALYSIS OF RESULTS

Results of operations[1]

	Three-month periods ended April 30	
	2008	2007[2]
Revenues		
Rolling stock[3]	**$ 1,458**	$ 1,028
Services[4]	**417**	374
System and signalling[5] [6]	**534**	305
Total revenues	**2,409**	1,707
Cost of sales	**2,051**	1,408
Margin	**358**	299
Selling, general and administrative	**201**	168
Research and development	**26**	26
Other expense (income)[7]	**(19)**	7
EBITDA	**150**	98
Amortization	**35**	27
EBIT	**$ 115**	$ 71
(as a percentage of total revenues)		
Margin	**14.9%**	17.5%
EBITDA	**6.2%**	5.7%
EBIT	**4.8%**	4.2%

[1] The results of operations of entities using functional currencies other than the U.S. dollar (mainly the euro, pound sterling and other Western European currencies) are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the higher exchange rates of the euro and other European currencies compared to the U.S. dollar for the first quarter of fiscal year 2009 compared to the same period last fiscal year, revenues have been positively impacted ("positive currency impact") and expenses negatively impacted ("negative currency impact"). See Foreign exchange rates section in Other for the average exchange rates used to translate revenues and expenses.

[2] Effective February 1, 2008, the Corporation has changed its overhead allocation policy, whereby all G&A overhead costs are now expensed as incurred (see Changes in accounting policies section in Other for further details). Comparative figures include a reclassification of $46 million from cost of sales to selling, general and administrative expenses.

[3] Comprised of mainline (including very high-speed, high-speed, intercity, regional and commuter trains, as well as locomotives), mass transit (including metro cars and light rail vehicles), propulsion and controls, and bogies revenues, presented in the caption manufacturing revenues in the interim consolidated statements of income.

[4] Comprised of fleet management, spare parts and logistics management, vehicle refurbishment and overhaul, component refurbishment and overhaul, and technical support revenues.

[5] The revenues of system and signalling are presented in the caption other revenues in the interim consolidated statements of income.

[6] Excluding the rolling stock portion of system orders manufactured by other divisions within BT.

[7] Includes net loss (gain) on certain financial instruments, foreign exchange loss (gain), severance and other involuntary termination costs (including changes in estimates), loss (income) from equity accounted investees and loss (gain) on disposal of property, plant and equipment.

Revenues by geographic region

	Three-month periods ended April 30			
	2008		2007	
Europe	**$ 1,905**	**79%**	$ 1,312	77%
North America	**250**	**11%**	197	11%
Asia-Pacific	**199**	**8%**	167	10%
Other	**55**	**2%**	31	2%
	$ 2,409		$ 1,707	

Rolling stock revenues
The $430-million increase is mainly due to increased activity:
- in the regional train segment, mainly in France, Netherlands and Sweden ($141 million);
- in the locomotive segment in Europe ($81 million); and
- in the North American region ($32 million).

The increase also reflects a positive currency impact ($164 million).

Services revenues
The $43-million increase is mainly due to:
- a positive currency impact ($27 million); and
- increased activity in the North American region ($17 million).

System and signalling revenues
The $229-million increase is mainly due to:
- the payment of £95 million ($189 million) related to the full and final settlement between the Corporation and Westinghouse Rail Systems Limited ("WRSL") regarding the de-scoping of the Metronet Sub-Surface Lines signalling sub-contract, which under contract accounting led to an increase in costs and revenues by the same amount (no margin);
- increased activity due to the ramp-up of a contract in South Africa ($27 million); and
- a positive currency impact ($18 million).

EBIT margin
The 0.6 percentage-point increase is mainly due to:
- better absorption of selling, general and administration, research and development, as well as amortization expenses due to higher revenues.

Partially offset by:
- contract mix and timing.

The EBIT margin for the three-month period ended April 30, 2008 was also impacted by the following non-recurring items:
- a gain on the sale of a property in Austria, impacting EBIT by 0.5%; and
- the above-mentioned Metronet Sub-Surface Lines signalling sub-contract where BT has recognized £95 million ($189 million) of revenues at no margin, which generated a negative impact of 1.3% on margin and 0.4% on EBIT.

FREE CASH FLOW

Free cash flow

	Three-month periods ended April 30	
	2008	2007
EBIT	**$ 115**	$ 71
Non-cash items:		
Amortization	**35**	27
Gain on disposals of property, plant and equipment	**(12)**	(1)
Stock-based compensation	**6**	2
Net change in non-cash balances related to operations	**116**	(263)
Net additions to property, plant and equipment	**(2)**	(4)
Free cash flow	**$ 258**	$ (168)

The $426-million improvement is mainly due to:

- a positive period-over-period variation in net change in non-cash balances related to operations ($379 million) (see explanation below); and
- higher profitability ($44 million).

Net change in non-cash balances related to operations
For the three-month period ended April 30, 2008, the $116-million cash inflow is mainly due to an increase in advances and progress billings in excess of related long-term contract costs, partially offset by the above-mentioned settlement of £95 million ($189 million) to WRSL and an increase in inventories.

For the three-month period ended April 30, 2007, the $263-million cash outflow is mainly the result of a payment of a discretionary pension fund contribution ($174 million), a decrease in accounts payable and accrued liabilities and an increase in gross inventories and receivables, partially offset by an increase in advances and progress billings in excess of related long-term contract costs.

ORDERS AND BACKLOG

Order intake

	Three-month periods ended April 30	
(in billions of dollars)	**2008**	2007
Rolling stock	**$ 1.5**	$ 2.3
Services	**0.5**	0.5
System and signalling	**0.4**	0.2
	$ 2.4	$ 3.0
Book-to-bill ratio	**1.0**	1.8

For the three-month period ended April 30, 2008, BT achieved a book-to-bill ratio of 1.0, in a context of 41% increase in revenues over the same period last fiscal year.

The order intake for the same period last fiscal year benefited from a particularly high level of order intake in Rolling stock (Europe and China), while the order intake for the three-month period ended April 30, 2008 benefited from a positive currency impact ($186 million).

Major orders

		First quarter of fiscal year 2009	
Customer	**Product**	**Number of cars**	**Rolling stock**
Brussels transport company (STIB), Belgium	*FLEXITY* Outlook trams	87	$ 285
New Jersey Transit Corporation, U.S.	ALP-46A electric locomotives	27	229
Delhi Metro Rail Corporation Ltd., India	*MOVIA* metro cars	84	137
New Southern Railway, U.K.	*ELECTROSTAR* electric multiple units	44	107

In addition, BT and the Swedish Rail Administration, Banverket (BV), together with the Norwegian National Rail Administration, Jernbaneverket (JBV), signed a framework agreement for the development of European Rail Traffic Management System (ERTMS) onboard equipment for vehicles in Sweden and Norway. The framework agreement spans over a period of eight years and is valued at approximately €200 million ($312 million). New orders in connection with this framework agreement will be included in the order backlog as they are received.

Subsequent to the end of the first quarter, BT received an order from the Swedish state railway SJ AB for 20 *REGINA* high-speed trains (80 cars) valued at approximately €221 million ($349 million). The four-car trains are equipped with innovative features such as *MITRAC* propulsion systems with regenerative braking, reducing energy consumptions by up to 20%.

Order backlog

(in billions of dollars)	**April 30, 2008**	January 31, 2008
Rolling stock	**$ 21.0**	$ 20.5
Services	**6.7**	6.6
System and signalling	**3.7**	3.8
	$ 31.4	$ 30.9

The increase is mainly due to the strengthening of the euro compared to the U.S. dollar as at April 30, 2008 compared to January 31, 2008 ($0.5 billion).

METRONET

As expected, BT made a payment of £95 million ($189 million) to WRSL during the first quarter of fiscal year 2009, in full and final settlement of its obligations toward WRSL under the Sub-Surface Lines signalling sub-contract.

In addition, the Court has now approved the transfer of the Metronet undertaking to two LUL nominee companies, thereby confirming the renegotiated contracts and BT scope for both the Bakerloo, Central and Victoria Lines upgrade program and the Sub-Surface Lines upgrade program.

OTHER

On April 1, 2008, BT and AnsaldoBreda, Finmeccanica's subsidiary for the railway sector, announced the signing of an agreement to jointly develop, bid and manufacture very-high-speed trains.

On May 21, 2008, BT and Transmashholding announced the signing of an agreement to establish a new joint venture to develop a new family and new generation of locomotives. The joint venture focuses on the Russian and the other Commonwealth of Independent States (CIS) markets, as well as on exports to new markets. The creation of the joint company is a further step in the cooperation between the companies that started last year. The two parties to the agreement will have an equal share and equal rights.

OTHER

CHANGES IN ACCOUNTING POLICIES

Inventories

In June 2007, the Accounting Standards Board ("AcSB") released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") IAS 2 "Inventories". This accounting standard has been adopted by the Corporation effective February 1, 2008. The Section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies that are used to assign costs to inventories and describes additional disclosure requirements.

As a result, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which the actual production costs are charged to each unit produced and recognized to income as the unit is delivered. The deferral of a portion of initial costs as EOAPC, embedded in the average cost method, is not allowed under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all G&A overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal years were not restated).

As part of the adoption of Section 3031, customer advance payments received on account of work performed and previously deducted from aerospace program inventories were reclassified to liabilities as advances on aerospace programs.

Also, effective February 1, 2008, the Corporation changed its G&A overhead cost allocation policy for its long-term contracts and aerospace program tooling to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes as well as of the reclassification of certain aerospace program customer advances on the Corporation's consolidated balance sheet was as follows:

	Reported as at January 31, 2008	Impact of accounting changes	Reclassification of certain aerospace programs' customer advances	Restated as at February 1, 2008
Assets				
Inventories	$ 3,548	$ (318)[1]	$ 1,558	$ 4,788
Aerospace program tooling	1,196	(23)[2]	-	1,173
Deferred income taxes	935	113	-	1,048
	$ 5,679	$ (228)	$ 1,558	$ 7,009
Liabilities				
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ -	$ 6,948
Advances and progress billings in excess of related long-term contract costs	2,791	11	-	2,802
Advances on aerospace programs	1,368	-	1,558	2,926
	$ 11,078	$ 40	$ 1,558	$ 12,676
Shareholders' equity	$ 3,118	$ (268)	$ -	$ 2,850

(1) Represents a write-off of $277 million relating to EOAPC and $41 million relating to G&A overhead costs included in inventories.
(2) Relates to G&A overhead costs.

The comparative figures as at January 31, 2008 included a reclassification of $1,558 million of aerospace programs' customer advances from inventories to advances on aerospace programs. In addition, an amount of $68 million of G&A overhead costs was reclassified from cost of sales to selling, general and administrative expenses for the three-month period ended April 30, 2007, to conform to the presentation adopted in the current fiscal year.

Capital Disclosures
In December 2006, the AcSB issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This accounting standard was adopted by the Corporation effective February 1, 2008.

FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". For the Corporation, this Section is effective for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on the aerospace program tooling. No impact is expected on goodwill.

International Financial Reporting Standards
In February 2008, the AcSB confirmed that Canadian generally accepted accounting principles for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the changeover date.

For the Corporation, the changeover to IFRS will be required for interim and annual financial statements beginning on February 1, 2011. As a result, the Corporation has developed a plan to convert its Consolidated Financial Statements to IFRS. The Corporation has also set up IFRS dedicated teams at all levels of the organization. The Corporation has provided training to key employees and is monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

A detailed analysis of the differences between IFRS and the Corporations' accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact the Corporation's Consolidated Financial Statements.

CONTROLS AND PROCEDURES

There were no changes in the Corporation's internal controls over financial reporting that occurred during the first quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal controls over financial reporting.

FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of its self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro, pound sterling and other Western European currencies, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	April 30, 2008	January 31, 2008	Increase (decrease)
Euro	**1.5566**	1.4840	5%
Canadian dollar	**0.9906**	0.9978	(1%)
Pound sterling	**1.9846**	1.9894	-%

The average exchange rates used to translate revenues and expenses were as follows for:

	Three-month periods ended April 30		Increase
	2008	2007	
Euro	**1.5339**	1.3274	16%
Canadian dollar	**0.9954**	0.8639	15%
Pound sterling	**1.9829**	1.9652	1%

SELECTED FINANCIAL DATA

The following table provides selected financial data for the last eight quarters.

	Fiscal year 2009			Fiscal year 2008				Fiscal year 2007
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter
Revenues	**$ 4,789**	$ 5,270	$ 4,228	$ 4,041	$ 3,967	$ 4,418	$ 3,402	$ 3,523
Income (loss) from continuing operations, net of tax	**$ 226**	$ 218	$ 91	$ (71)	$ 79	$ 112	$ 53	$ 57
Income from discontinued operations, net of tax	**-**	-	-	-	-	-	21	1
Net income (loss)	**$ 226**	$ 218	$ 91	$ (71)	$ 79	$ 112	$ 74	$ 58
Earnings (loss) per share (in dollars):								
Basic								
From continuing operations	**$ 0.13**	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.03	$ 0.03
Net income (loss)	**$ 0.13**	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.04	$ 0.03
Diluted								
From continuing operations	**$ 0.12**	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.03	$ 0.03
Net income (loss)	**$ 0.12**	$ 0.12	$ 0.05	$ (0.05)	$ 0.04	$ 0.06	$ 0.04	$ 0.03

INVESTOR INFORMATION

Authorized, issued and outstanding share data as at April 30, 2008

	Authorized	Issued and outstanding
Class A Shares (Multiple Voting)[1]	1,842,000,000	316,961,957
Class B Shares (Subordinate Voting)[2]	1,892,000,000	1,414,131,986[3]
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	9,464,920
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	2,535,080
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

[1] Ten votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
[2] Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions.
[3] Net of 21,273,000 Class B Shares (Subordinated Voting) purchased and held in trust in connection with the performance share units ("PSU") plan.

On June 3, 2008, the Corporation declared a quarterly dividend of $0.025 Cdn per share on Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting), payable on July 31, 2008 to the shareholders of record at the close of business on July 18, 2008.

It is the intention of the Corporation to pay a quarterly dividend on Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) as and when declared by the Board of Directors of the Corporation.

Share option and PSU data as at April 30, 2008

Options issued and outstanding	41,606,525
PSU issued and outstanding	13,488,961
Class B Shares held in trust to satisfy PSU obligations	21,273,000

Expected issuance date of the Corporation's financial reports for the next 12 months

Second Quarterly Report, for the period ended July 31, 2008	September 4, 2008
Third Quarterly Report, for the period ended October 31, 2008	December 4, 2008
Annual Report, for the fiscal year ended January 31, 2009	April 2, 2009
First Quarterly Report, for the period ended April 30, 2009	June 3, 2009

Information

Bombardier Inc.
Investor Relations
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3487
Fax: +1 514 861-2420
E-mail: investors@bombardier.com

June 3, 2008

Additional information relating to Bombardier, including the Corporation's annual report and annual information form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

Printed on Rolland Enviro 100, a paper containing 100% post-consumer fibres, certified Eco-Logo, processed chlorine free and FSC recycled. Using this paper, instead of virgin paper, saves the equivalent of 16 mature trees.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514-861-9481; fax: +1 514-861-2420; website: www.bombardier.com

Un exemplaire en français est disponible sur demande adressée auprès du Service des Affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.
CONSOLIDATED BALANCE SHEETS [1]
(Unaudited)
(In millions of U.S. dollars, except number of shares)

	Notes	April 30, 2008	January 31, 2008
Assets			
Cash and cash equivalents		$ 4,295	$ 3,602
Invested collateral	8	1,357	1,295
Receivables		2,094	1,998
Aircraft financing	5	638	626
Inventories	6	5,048	5,106
Property, plant and equipment		2,942	2,980
Fractional ownership deferred costs		522	500
Deferred income taxes		1,025	935
Accrued benefit assets		980	924
Derivative financial instruments	4	589	458
Goodwill		2,632	2,533
Other assets	7	1,201	1,163
		$ 23,323	$ 22,120
Liabilities			
Accounts payable and accrued liabilities	9	$ 7,283	$ 6,919
Advances and progress billings in excess of related long-term contract costs		3,180	2,791
Advances on aerospace programs		3,122	2,926
Fractional ownership deferred revenues		666	631
Long-term debt		4,419	4,393
Accrued benefit liabilities		1,125	1,066
Derivative financial instruments	4	327	276
		20,122	19,002
Shareholders' equity			
Preferred shares			
Issued and outstanding:			
Series 2: 9,464,920		159	159
Series 3: 2,535,080		40	40
Series 4: 9,400,000		148	148
Common shares			
Issued and outstanding:			
Class A: 316,961,957		29	29
Class B: 1,435,404,986 (1,434,973,636 as at January 31, 2008)		1,420	1,419
Purchased and held in trust under the performance share unit plan: 21,273,000 Class B		(89)	(89)
Contributed surplus		79	68
Retained earnings		990	1,040
Accumulated other comprehensive income, net of tax	11	425	304
		3,201	3,118
		$ 23,323	$ 22,120
Commitments and contingencies	17		

The accompanying notes are an integral part of these interim consolidated financial statements.

[1] Refer to Note 2 for impact of new accounting policies, effective February 1, 2008.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(In millions of U.S. dollars)

For the three-month periods ended April 30

	Notes	2008	2007
Preferred shares		$ 347	$ 347
Common shares			
Balance at beginning of period		1,359	1,408
Issuance of Class B shares		1	-
		1,360	1,408
Contributed surplus			
Balance at beginning of period		68	35
Stock-based compensation expense	10	11	4
		79	39
Retained earnings			
Balance at beginning of period		1,040	753
Changes in accounting policies - Inventories	2	(268)	-
Net income		226	79
Dividends on preferred shares		(8)	(7)
		990	825
Accumulated other comprehensive income, net of tax	11		
Balance at beginning of period		304	174
Other comprehensive income		121	57
		425	231
		$ 3,201	$ 2,850

The accompanying notes are an integral part of these interim consolidated financial statements.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In millions of U.S. dollars, except per share amounts)
For the three-month periods ended April 30

	Notes	2008	2007
Revenues			
Manufacturing		$ 3,345	$ 2,759
Services		837	731
Other		607	477
		4,789	3,967
Cost of sales	2	3,947	3,302
Selling, general and administrative	2	365	318
Research and development		40	36
Other income	12	(24)	(3)
Amortization		140	131
		4,468	3,784
Income before the following:		321	183
Financing income	13	(72)	(51)
Financing expense	13	93	120
Income before income taxes		300	114
Income taxes		74	35
Net income		$ 226	$ 79
Earnings per share:	14		
Basic		$ 0.13	$ 0.04
Diluted		$ 0.12	$ 0.04

The accompanying notes are an integral part of these interim consolidated financial statements.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(In millions of U.S. dollars)

For the three-month periods ended April 30

		2008		2007
Net income	**$**	**226**	$	79
Other comprehensive income				
Net unrealized loss on available for sale financial assets, net of tax		**(2)**		(1)
Net changes in cash flow hedges:				
Net gain on derivative financial instruments designated as cash flow hedges		**98**		98
Reclassification to income or to the related non financial asset		**(70)**		11
Income taxes		**4**		(37)
		32		72
Cumulative translation adjustment:				
Net investments in self-sustaining foreign operations		**204**		164
Net loss on related hedging items[1]		**(113)**		(178)
		91		(14)
Total Other comprehensive income		**121**		57
Total Comprehensive income	**$**	**347**	$	136

The accompanying notes are an integral part of these interim consolidated financial statements.

[1] Net of income taxes of $2 million for the three-month period ended April 30, 2008 ($15 million for the three-month period ended April 30, 2007).

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions of U.S. dollars)

For the three-month periods ended April 30

	Notes		2008		2007
Operating activities					
Net income		**$**	**226**	$	79
Non-cash items:					
Amortization			**140**		131
Deferred income taxes			**32**		12
Gain on disposals of property, plant and equipment			**(12)**		(2)
Stock-based compensation	10		**11**		4
Net change in non-cash balances related to operations	15		**235**		(358)
Cash flows from operating activities			**632**		(134)
Investing activities					
Additions to property, plant and equipment			**(94)**		(41)
Disposals of property, plant and equipment			**22**		21
Other			**(8)**		(42)
Cash flows from investing activities			**(80)**		(62)
Financing activities					
Repayments of long-term debt			**(60)**		(8)
Issuance of shares, net of related cost			**1**		-
Dividends paid			**(8)**		(7)
Cash flows from financing activities			**(67)**		(15)
Effect of exchange rate changes on cash and cash equivalents			**208**		44
Net increase (decrease) in cash and cash equivalents			**693**		(167)
Cash and cash equivalents at beginning of period			**3,602**		2,648
Cash and cash equivalents at end of period		**$**	**4,295**	$	2,481
Supplemental information					
Cash paid for:					
Interest		**$**	**33**	$	65
Income taxes		**$**	**14**	$	23

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended April 30, 2008

(Unaudited)

(Tabular figures are in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and commercial aircraft and rail transportation equipment and systems, and is a provider of related services.

1. BASIS OF PRESENTATION

The interim consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the changes in accounting policies described in Note 2 – Changes in accounting policies. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2008.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. The fourth quarter has historically been the strongest in terms of revenues and profitability.

Bombardier Inc. and its subsidiaries carry out their operations in two distinct segments, the aerospace segment ("BA") and the transportation segment ("BT"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Most legal entities of BT use a December 31 fiscal year-end. As a result, the Corporation consolidates the operations of BT with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, the Corporation's interim consolidated financial statements are adjusted accordingly.

2. CHANGES IN ACCOUNTING POLICIES

Inventories

In June 2007, the Accounting Standards Board ("AcSB") released Section 3031 "Inventories", which replaces Section 3030 "Inventories". It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") IAS 2 "Inventories". This accounting standard has been adopted by the Corporation effective February 1, 2008. The Section prescribes the measurement of inventories at the lower of cost and net realizable value. It provides further guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value and circumstances for their subsequent reversal. It also provides more restrictive guidance on the cost methodologies that are used to assign costs to inventories and describes additional disclosure requirements.

As a result, the Corporation adopted the unit cost method for its aerospace programs in replacement of the average cost method. The unit cost method is a prescribed cost method under which the actual production costs are charged to each unit produced and recognized to income as the unit is delivered. The deferral of a portion of initial costs as excess over average production costs ("EOAPC"), embedded in the average cost method, is not allowed under the unit cost method. In addition, as a result of the more restrictive guidance on the determination of costs, the Corporation also changed its overhead allocation policy on its aerospace programs, whereby all general and administrative ("G&A") overhead costs are now expensed. In accordance with Section 3031, the Corporation has applied these changes in accounting policies by adjusting the opening retained earnings as at February 1, 2008 (prior fiscal years were not restated).

As part of the adoption of Section 3031, customer advance payments received on account of work performed and previously deducted from aerospace program inventories were reclassified to liabilities as advances on aerospace programs.

Also, effective February 1, 2008, the Corporation changed its G&A overhead cost allocation policy for its long-term contracts and aerospace program tooling to conform with the method applicable to its aerospace programs. Management believes that this new overhead allocation policy results in more relevant information.

As at February 1, 2008, the effect of these accounting changes as well as of the reclassification of certain aerospace program customer advances on the Corporation's consolidated balance sheet was as follows:

	Reported as at January 31, 2008	Impact of accounting changes	Reclassification of certain aerospace programs' customer advances	Restated as at February 1, 2008
Assets				
Inventories	$ 3,548	$ (318)[1]	$ 1,558	$ 4,788
Aerospace program tooling	1,196	(23)[2]	-	1,173
Deferred income taxes	935	113	-	1,048
	$ 5,679	$ (228)	$ 1,558	$ 7,009
Liabilities				
Accounts payable and accrued liabilities	$ 6,919	$ 29	$ -	$ 6,948
Advances and progress billings in excess of related long-term contract costs	2,791	11	-	2,802
Advances on aerospace programs	1,368	-	1,558	2,926
	$ 11,078	$ 40	$ 1,558	$ 12,676
Shareholders' equity	$ 3,118	$ (268)	$ -	$ 2,850

[1] Represents a write-off of $277 million relating to EOAPC and $41 million relating to G&A overhead costs included in inventories.
[2] Relates to G&A overhead costs.

The comparative figures as at January 31, 2008 included a reclassification of $1,558 million of aerospace programs' customer advances from inventories to advances on aerospace programs. In addition, an amount of $68 million of G&A overhead costs was reclassified from cost of sales to selling, general and administrative expenses for the three-month period ended April 30, 2007, to conform to the presentation adopted in the current fiscal year.

Capital Disclosures
In December 2006, the AcSB issued Section 1535 "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This accounting standard was adopted by the Corporation effective February 1, 2008 (see Note 18 – Capital management).

3. FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill and intangible assets
In February 2008, the AcSB issued Section 3064 "Goodwill and intangible assets", which replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450 "Research and development costs". For the Corporation, this Section is effective for interim and annual financial statements beginning on February 1, 2009. This Section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38 "Intangible assets". The Corporation is currently evaluating the impact of this new standard on its Consolidated Financial Statements, notably on the aerospace program tooling. No impact is expected on goodwill.

International Financial Reporting Standards
In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible assets", thus mitigating the impact of adopting IFRS at the changeover date.

For the Corporation, the changeover to IFRS will be required for interim and annual financial statements beginning on February 1, 2011. As a result, the Corporation has developed a plan to convert its Consolidated Financial Statements to IFRS. The Corporation has also set up IFRS dedicated teams at all levels of the organization. The Corporation has provided training to key employees and is monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

A detailed analysis of the differences between IFRS and the Corporation's accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact the Corporation's Consolidated Financial Statements.

4. FINANCIAL INSTRUMENTS

The classification of financial instruments as held for trading ("HFT"), available for sale ("AFS"), loans and receivables ("L&R") and other than HFT, as well as their carrying amounts and fair values, were as follows as at:

	April 30, 2008					January 31, 2008				
	Carrying value				Fair value	Carrying value				Fair value
	HFT	AFS	L&R	Total[1]		HFT	AFS	L&R	Total[1]	
Financial assets										
Cash and cash equivalents	$ 4,295	$ -	$ -	$ 4,295	$ 4,295	$ 3,602	$ -	$ -	$ 3,602	$ 3,602
Invested collateral	1,357[2]	-	-	1,357	1,357	1,295[2]	-	-	1,295	1,295
Receivables	-	-	2,007[3]	2,007	2,007	-	-	1,855[3]	1,855	1,855
Aircraft financing	397[2] [4]	-	130[5]	527	551	398[2] [4]	-	119[5]	517	548
Derivative financial instruments	250[6]	-	-	250	250	97[6]	-	-	97	97
Other assets	245[2] [7]	207[8]	190[9]	642	642	249[2] [7]	207[8]	181[9]	637	637
	$ 6,544	$ 207	$ 2,327	$ 9,078	$ 9,102	$ 5,641	$ 207	$ 2,155	$ 8,003	$ 8,034

(1) Represents only the carrying value of financial assets included in the corresponding balance sheet caption.
(2) The Corporation has chosen to designate these financial assets as HFT under the fair value option.
(3) Represents trade receivables and certain other receivables.
(4) Represents certain commercial aircraft loans and lease receivables.
(5) Represents certain commercial aircraft loans and lease receivables, investment in financing structures and business aircraft loans.
(6) Represents derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.
(7) Includes a prepayment under an exchange agreement and servicing fees.
(8) Represents investment in securities.
(9) Includes restricted cash.

	April 30, 2008				January 31, 2008			
	Carrying value			Fair value	Carrying value			Fair value
	HFT	Other than HFT	Total[1]		HFT	Other than HFT	Total[1]	
Financial liabilities								
Accounts payable and accrued liabilities	$ 751[2]	$ 3,585[3]	$ 4,336	$ 4,336	$ 772[2]	$ 3,515[3]	$ 4,287	$ 4,287
Long-term debt	-	4,419	4,419	4,503	-	4,393	4,393	4,266
Derivative financial instruments	73[4]	-	73	73	34[4]	-	34	34
	$ 824	$ 8,004	$ 8,828	$ 8,912	$ 806	$ 7,908	$ 8,714	$ 8,587

(1) Represents only the carrying value of financial liabilities included in the corresponding balance sheet caption.
(2) Represents credit and residual value guarantees and related liabilities in connection with the sale of commercial aircraft designated as HFT under the fair value option.
(3) Includes trade accounts payable, interest, as well as certain accrued liabilities and payroll-related liabilities.
(4) Represents derivative financial instruments not designated in a hedging relationship but that are economic hedges, and embedded derivatives accounted for separately.

Financial instruments designated as HFT – Additional information for certain L&R, as well as for financial liabilities for which minimum contractual payments are required, which were designated as HFT under the fair value option, is as follows:

	Maximum exposure to credit risk as at April 30, 2008	Change in fair value attributable to changes in credit risk, for the three-month period ended April 30, 2008	Cumulative change in fair value attributable to changes in credit risk	Excess of the amount contractually required to be paid over the carrying amount as at April 30, 2008
L&R	$ 364[1]	$ 10	$ (1)	n/a
Related liabilities[2]	n/a	$ 22	$ 26	$ 43

(1) The maximum exposure to credit risk is mitigated by the value of collaterals, which amounted to $161 million as at April 30, 2008.
(2) Represent liabilities recorded in connection with the sale of aircraft, having a carrying value of $246 million as at April 30, 2008. For credit and residual value guarantees designated as HFT, see Note 17 – Commitments and contingencies.
n/a: Not applicable

To calculate the change in the fair value attributable to changes in credit risk, the Corporation uses the same methods as described in the Corporation's annual report for fiscal year 2008.

The net gain (loss) on financial instruments recognized in income was as follows for the three-month periods ended April 30:

	2008	2007
Financial assets and financial liabilities HFT		
Financial assets and financial liabilities designated as HFT	**$ (2)[(1)]**	$ 17[(1)]
Financial assets and financial liabilities required to be classified as HFT	**$ 35[(2)(3)]**	$ (45)[(2)(3)]

(1) Excludes the interest income portion related to the prepayment under an exchange agreement and invested collateral of $12 million for the three-month period ended April 30, 2008 ($13 million for the three-month period ended April 30, 2007).
(2) Excludes the interest income portion related to cash and cash equivalents of $36 million for the three-month period ended April 30, 2008 ($18 million for the three-month period ended April 30, 2007).
(3) Includes a net gain of $8 million incurred in connection with economic hedges not designated in hedging relationships for the three-month period ended April 30, 2008 (a net loss of $43 million for the three-month period ended April 30, 2007).

For the amounts of unrealized gains or losses on AFS financial assets recognized directly in other comprehensive income ("OCI") and the amounts removed from OCI and recognized in net income during the three-month periods ended April 30, 2008 and 2007, if any, see the consolidated statements of comprehensive income.

Derivative and non-derivative financial instruments

The carrying amounts of all derivative financial instruments and non-derivative financial instruments in a hedge relationship were as follows:

	April 30, 2008		January 31, 2008	
	Assets	**Liabilities**	Assets	Liabilities
Derivative financial instruments designated as fair value hedges				
Interest-rate swap agreements	**$ 63**	**$ 55**	$ 73	$ 40
Derivative financial instruments designated as cash flow hedges				
Forward foreign exchange contracts[(1)(2)]	**276**	**106**	288	135
Derivative financial instruments designated as hedges of net investment				
Cross-currency interest-rate swap agreements	**-**	**93**	-	67
Derivative financial instruments classified as held for trading[(3)]				
Forward foreign exchange contracts	**143**	**17**	59	12
Interest-rate cap agreements	**3**	**3**	4	4
Interest-rate swap agreements	**-**	**2**	-	2
Cross-currency interest-rate swap agreements	**8**	**-**	3	-
Embedded derivative financial instruments:				
Call options on long-term debt	**22**	**-**	8	-
Foreign exchange[(4)]	**74**	**45**	23	9
Financing rate commitments	**-**	**6**	-	7
	250	**73**	97	34
Total derivative financial instruments	**$ 589**	**$ 327**	$ 458	$ 276
Non-derivative financial instruments designated as hedges of net investment				
Long-term debt	**$ -**	**$ 1,182**	$ -	$ 1,191
Intercompany loans	**-**	**617**	-	687
Total non-derivative financial instruments designated in a hedge relationship	**$ -**	**$ 1,799**	$ -	$ 1,878

(1) For the three-month period ended April 30, 2008, the net loss representing the component of the hedging item's gain or loss excluded from the assessment of effectiveness amounted to $3 million ($1 million for the three-month period ended April 30, 2007).
(2) The maximum length of time of the derivative financial instruments hedging the Corporation's exposure to the variability in future cash flows for anticipated transactions is 43 months.
(3) Held as economic hedges, except for embedded derivative financial instruments.
(4) Held as a protection for expected future cash flows.

5. AIRCRAFT FINANCING

Aircraft financing was as follows as at:

	April 30, 2008	January 31, 2008
Commercial aircraft		
Loans	$ 273	$ 280
Lease receivables[1]	184	170
	457	450
Business aircraft loans[2]	31	32
Total loans and lease receivables	488	482
Allowance for credit losses	(13)	(15)
	475	467
Assets under operating leases	111	109
Investment in financing structures	52	50
	$ 638	$ 626

[1] Includes $18 million of lease receivables related to consolidated variable interest entities ("VIEs") as at April 30, 2008 ($16 million as at January 31, 2008).
[2] This portfolio is being wound down.

6. INVENTORIES

Inventories were as follows as at:

	April 30, 2008	January 31, 2008
Long-term contracts		
Costs incurred and recorded margins	$ 4,690	$ 4,206
Less: payments received and progress billings	(3,087)	(2,633)
	1,603	1,573
Aerospace programs	2,583	2,668
Finished products[1]	862	865
	$ 5,048	$ 5,106

[1] Finished products include one new aircraft not associated with a firm order and 15 pre-owned aircraft, totalling $99 million as at April 30, 2008 (13 pre-owned aircraft, totalling $90 million as at January 31, 2008).

The amount of inventory recognized as cost of sales for the three-month period ended April 30, 2008, was as follows:

Long-term contracts	$ 2,195
Aerospace programs	1,406
Finished products	253
	$ 3,854

7. OTHER ASSETS

Other assets were as follows as at:

	April 30, 2008	January 31, 2008
Prepaid expenses	$ 290	$ 240
Investment in securities[1]	207	207
Finite-life intangible assets, net of accumulated amortization of $175 million as at April 30, 2008 ($159 million as at January 31, 2008)	173	172
Prepayment under an exchange agreement	150	150
Restricted cash[2]	109	107
Servicing fees	55	56
Investment in companies subject to significant influence[3]	51	48
Deferred financing charges	35	39
Other	131	144
	$ 1,201	$ 1,163

(1) Includes $59 million of securities held as collateral for guarantees issued in connection with the sale of aircraft as at April 30, 2008 and January 31, 2008.

(2) Includes $82 million related to consolidated VIEs as at April 30, 2008 and January 31, 2008.

(3) The Corporation has pledged shares in investees subject to significant influence, with a carrying value of $40 million as at April 30, 2008 ($37 million as at January 31, 2008), including $17 million of loans as at April 30, 2008 ($12 million as at January 31, 2008), mostly related to BT.

8. LETTERS OF CREDIT FACILITIES

The principal letters of credit facility and its maturity were as follows as at:

	Amount committed	Letters of credit issued	Amount available	Maturity (fiscal year)[1]
April 30, 2008	**$ 6,693[2]**	**$ 5,817**	**$ 876**	**2012**
January 31, 2008	$ 6,381[2]	$ 5,488	$ 893	2012

(1) In December 2009, the committed amount will be reduced to the notional amount of letters of credit outstanding at that time and will amortize thereafter as the outstanding letters of credit mature, up to December 2011.

(2) €4,300 million.

Under the letter of credit facility, the Corporation must maintain certain financial covenants (see Note 18 – Capital management). In addition, the Corporation must maintain €869 million ($1,353 million) of invested collateral to secure the obligation to the banks issuing letters of credit under the principal letter of credit facility. These conditions were met as at April 30, 2008 and January 31, 2008.

In addition to the outstanding letters of credit shown in the above table, letters of credit of $488 million were outstanding under various bilateral agreements as at April 30, 2008 ($467 million as at January 31, 2008).

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	April 30, 2008	January 31, 2008
Trade accounts payable	**$ 2,135**	$ 2,079
Accrued liabilities	**1,337**	1,251
Product warranties	**1,068**	1,041
Sales incentives[(1)]	**962**	1,011
Payroll-related liabilities	**523**	496
Income and other taxes	**218**	213
Interest	**124**	77
Provision for repurchase obligations	**82**	82
Non-controlling interest	**74**	66
Severance and other involuntary termination costs	**29**	37
Other	**731**	566
	$ 7,283	$ 6,919

[(1)] Comprised of provision for credit and residual value guarantees and trade-in commitments, as well as other related provisions and liabilities in connection with the sale of aircraft (see Note 17 – Commitments and contingencies).

10. SHARE-BASED PLANS

Share option plans

The number of stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted-average grant date fair value were as follows for the three-month periods ended April 30:

	2008	2007
Number of stock options granted	**-**	140,000
Weighted-average grant date fair value	**$ -**	$ 2.01

The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions for the three-month periods ended April 30:

	2008	2007
Risk-free interest rate	**-**	4.06%
Expected life	**-**	5 years
Expected volatility in market price of shares	**-**	51.47%
Expected dividend yield	**-**	nil

There were 41,606,525 and 43,395,125 options issued and outstanding as at April 30, 2008 and January 31, 2008, respectively. During the three-month period ended April 30, 2008, 431,350 options were exercised (79,250 options during the three-month period ended April 30, 2007). During the three-month period ended April 30, 2008, 1,117,250 and 240,000 options were cancelled and expired, respectively (1,463,250 and 879,400 options during the three-month period ended April 30, 2007).

Compensation expense of $3 million was recorded in the three-month period ended April 30, 2008 with respect to share option plans ($2 million during the three-month period ended April 30, 2007).

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions; therefore no compensation expense is recorded to income for these awards.

Performance share unit plan

There were 13,488,961 and 13,696,996 performance stock units ("PSU") issued and outstanding as at April 30, 2008 and January 31, 2008, respectively. During the three-month period ended April 30, 2008, the Corporation granted 46,000 PSU to executives and other key employees (12,000 PSU during the three-month period ended April 30, 2007). During the three-month period ended April 30, 2008, 254,035 PSU were cancelled (120,242 PSU during the three-month period ended April 30, 2007).

These PSU vest on June 4, 2010, if certain financial performance targets are met. The conversion ratio for vested PSU ranges from 70% to 150%.

Compensation expense of $8 million was recorded in the three-month period ended April 30, 2008 with respect to the PSU plan ($2 million during the three-month period ended April 30, 2007).

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the accumulated other comprehensive income ("AOCI") were as follows:

	AFS financial assets	Cash flow hedges	Cumulative translation adjustment	Total
Balance as at January 31, 2008	**$ 3**	**$ 111**	**$ 190**	**$ 304**
Change during the period	**(2)**	**32**	**91**	**121**
Balance as at April 30, 2008	**$ 1**	**$ 143**	**$ 281**	**$ 425**

	AFS financial assets	Cash flow hedges	Cumulative translation adjustment	Total
Balance as at January 31, 2007	$ 4	$ (8)	$ 178	$ 174
Change during the period	(1)	72	(14)	57
Balance as at April 30, 2007	$ 3	$ 64	$ 164	$ 231

12. OTHER INCOME

Other income was as follows for the three-month periods ended April 30:

	2008	2007
Settlement of claims	**$ (28)**	$ -
Net gain on financial instruments[1]	**(23)**	(1)
Gain on disposal of property, plant and equipment	**(12)**	(2)
Loss related to disposal of businesses	**23**	-
Foreign exchange loss	**10**	1
Severance and other involuntary termination costs (including changes in estimates)	**3**	(5)
Loss from equity accounted investees	**-**	5
Other	**3**	(1)
	$ (24)	$ (3)

[1] Net gain on certain financial instruments classified as HFT, including foreign exchange embedded derivatives and financing rate commitments.

13. FINANCING INCOME AND FINANCING EXPENSE

Financing income and financing expense were as follows for the three-month periods ended April 30:

	2008	2007
Financing income		
Cash and cash equivalents	**$ (36)**	$ (18)
Invested collateral	**(11)**	(11)
Net gain on financial instruments[1]	**(11)**	-
Loans and lease receivables – after effect of hedges	**(9)**	(17)
Other	**(5)**	(5)
	$ (72)[2]	$ (51)[2]
Financing expense		
Interest on long-term debt – after effect of hedges	**$ 79**	$ 94
Accretion expense on certain sales incentives	**10**	15
Other	**4**	11
	$ 93[3]	$ 120[3]

[1] Net gain on certain financial instruments required to be classified as HFT, including certain call options on long-term debt.
[2] Of which $6 million represents the interest income calculated using the effective interest method for financial assets classified as L&R for the three-month period ended April 30, 2008 ($18 million for the three-month period ended April 30, 2007).
[3] Of which $83 million represents the interest expense calculated using the effective interest method for financial liabilities classified as other than HFT for the three-month period ended April 30, 2008 ($109 million for the three-month period ended April 30, 2007).

14. EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the three-month periods ended April 30:

(Number of shares, stock options and PSU, in thousands)	2008	2007
Net income	**$ 226**	$ 79
Preferred share dividends, net of tax	**(8)**	(7)
Net income attributable to common shareholders	**$ 218**	$ 72
Weighted-average basic number of common shares outstanding	**1,730,822**	1,738,640
Net effect of stock options and PSU	**26,591**	5,051
Weighted-average diluted number of common shares outstanding	**1,757,413**	1,743,691
Earnings per share:		
Basic	**$ 0.13**	$ 0.04
Diluted	**$ 0.12**	$ 0.04

The effect of the exercise of stock options was included in the calculation of diluted earnings per share in the above table, except for 21,208,667 stock options for the three-month period ended April 30, 2008 (29,023,433 for the three-month period ended April 30, 2007) since the average market value of the underlying shares was lower than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) had not been met.

15. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net changes in non-cash balances related to operations were as follows for the three-month periods ended April 30:

	2008	2007
Receivables	$ (84)	$ (197)
Aircraft financing	(15)	(59)
Inventories	(282)	(239)
Fractional ownership deferred costs	(22)	16
Derivative financial instruments, net	(67)	2
Accounts payable and accrued liabilities	243	(66)
Advances and progress billings in excess of related long-term contract costs	309	338
Advances on aerospace programs	185	130
Fractional ownership deferred revenue	37	(19)
Accrued benefit liabilities, net	(43)	(207)
Other	(26)	(57)
	$ 235	$ (358)

16. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows for the three-month periods ended April 30:

		2008		2007
	Pension benefits	Other benefits	Pension benefits	Other benefits
Current service cost	$ 50	$ 3	$ 49	$ 3
Interest cost	97	5	84	5
Expected return on plan assets	(103)	-	(89)	-
Amortization of past service costs	-	(1)	-	(1)
Amortization of actuarial loss	13	5	21	4
Curtailment gain	-	-	(3)	-
	$ 57	$ 12	$ 62	$ 11

17. COMMITMENTS AND CONTINGENCIES

The table below presents the maximum potential exposure for each major group of exposure, as at:

	April 30, 2008	January 31, 2008
Aircraft sales		
Credit	$ 1,569	$ 1,589
Residual value	2,666	2,674
Mutually exclusive exposure(1)	(951)	(952)
Total credit and residual value exposure	$ 3,284	$ 3,311
Trade-in commitments	1,032	1,039
Conditional repurchase obligations	822	931
Other		
Credit and residual value	186	186
Repurchase obligations	184	185
Performance guarantees	106	112

(1) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the combined maximum exposure for the Corporation.

Provisions for anticipated losses on credit and residual value guarantees related to the sale of aircraft amounted to $505 million as at April 30, 2008 ($504 million as at January 31, 2008). In addition, related liabilities, which would be extinguished in the event of credit default by certain customers, amounted to $246 million as at April 30, 2008 ($268 million as at January 31, 2008).

Financing commitments – The Corporation is committed to provide financing in relation to the future sale of aircraft scheduled for delivery through fiscal year 2013. The Corporation's total financing commitment amounted to $1.6 billion as at April 30, 2008 ($1.8 billion as at January 31, 2008). The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that the guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

18. CAPITAL MANAGEMENT

The Corporation's capital management strategy is designed to maintain strong liquidity and to optimize its capital structure to reduce costs and improve its ability to seize strategic opportunities.

The capital structure provides the Corporation the ability to support its liquidity needs as well as longer-term strategic investments. The Corporation analyzes its capital structure using global leverage metrics, which are based on a broad economic view of the Corporation. The Corporation's adjusted total capitalization consists of adjusted debt and adjusted shareholders' equity. Adjusted debt represents long-term debt (including the value of the related derivative hedging instruments), the total pension deficit (including the off-balance sheet portion) and the net present value of operating lease obligations. Adjusted shareholders' equity represents all components of shareholder's equity less the amount in AOCI relating to cash flow hedges.

The Corporation's primary objective in managing capital is to reduce adjusted debt to improve global leverage metrics by:

- continuing to de-leverage the balance sheet with strategic long-term debt repayments, in line with active management of consolidated liquidity, weighted-average cost of capital and term structure; and
- proactively managing variations in pension deficit, including an assessment for discretionary pension contributions.

The following global leverage metrics do not represent the calculations required for bank covenants. The detail of the methods of calculation for global leverage metrics is provided in the Corporation's annual report, except for the amount in AOCI relating to cash flow hedges that is now excluded from the adjusted total capitalization.

Global leverage metrics

	Target	Actual	Actual
	2011	April 30, 2008	January 31, 2008
Adjusted EBIT[1]		**$ 1,136**	$ 1,013
Adjusted net interest[2]		**$ 349**	$ 412
Adjusted EBIT to adjusted net interest ratio (for the periods)	5.0	**3.3**	2.5
Adjusted debt		**$ 6,112**[3]	$ 6,091
Adjusted EBITDA[4]		**$ 1,709**	$ 1,583
Adjusted debt to adjusted EBITDA ratio (as at)	2.5	**3.6**	3.8
Adjusted debt		**$ 6,112**[3]	$ 6,091
Adjusted total capitalization		**$ 9,170**	$ 9,098
Adjusted debt to adjusted total capitalization ratio (as at)	55%	**67%**	67%

(1) Represents the four-quarter trailing earnings (losses) before financing income, financing expense and income taxes before special items, plus interest adjustment for pension deficit and operating leases.
(2) Represents the four-quarter trailing financing income and financing expense, plus interest adjustment for pension deficit and operating leases.
(3) Computed using the total pension deficit projected as at March 31, 2008.
(4) Represents the four-quarter trailing of earnings (losses) before financing income, financing expense, income taxes, depreciation and amortization before special items, plus amortization adjustment for capital leases and interest adjustment for pension deficit and operating leases.

In order to adjust its capital structure, the Corporation may issue or reduce long-term debt, make discretionary contributions to pension funds, repurchase or issue share capital, or vary the amount of dividends paid to shareholders.

The Corporation is subject to various bank covenants under its letters of credit facility, including the following financial covenants (as defined in the related agreements):

- a minimum EBITDA before special items to fixed charges ratio of 3.5 at the end of each fiscal quarter;
- a maximum modified gross debt to modified capitalization ratio of 70% at the end of each fiscal quarter until April 30, 2008, and 65% thereafter; and
- a maximum modified net debt to EBITDA before special items ratio of 2.5 as at July 31, 2008; 2.75 as at April 30, 2008; and 2.0 as at October 31, 2008 and at the end of each fiscal quarter thereafter.

The Corporation regularly monitors these ratios to ensure it meets all financial covenants, and has controls in place to ensure that contractual covenants are met. The Corporation complied with all bank covenants as at April 30, 2008 and January 31, 2008.

The Corporation's capital management strategy has not changed since the prior period.

19. SEGMENT DISCLOSURE

The Corporation has two reportable segments: BA and BT. Each reportable segment offers different products and services and requires different technology and marketing strategies.

BA	BT
BA is a world leader in the design and manufacture of innovative aviation products and is a provider of related services. BA's aircraft portfolio includes a comprehensive line of business aircraft, commercial aircraft including regional jets, turboprops and single-aisle mainline jets (the latter being subject to the launch of the *CSeries* aircraft program) and amphibious aircraft. BA also offers aftermarket services as well as fractional ownership and flight entitlement programs.	BT is the global leader in the rail equipment and system manufacturing and a provider of related services, offering a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides bogies, electric propulsion, control equipment and maintenance services, as well as complete rail transportation systems and rail control solutions.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2008, except for changes in accounting policies described in Note 2 – Changes in accounting policies. Management assesses segment performance based on income before financing income, financing expense and income taxes. Corporate charges are allocated to segments mostly based on each segment's revenues. Net segmented assets exclude cash and cash equivalents, invested collateral and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding interest and income taxes payable), advances and progress billings in excess of related long-term contract costs, advances on aerospace programs, fractional ownership deferred revenues, accrued benefit liabilities and derivative financial instruments.

The tables containing the detailed segmented data are shown hereafter.

20. RECLASSIFICATIONS

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period, including the changes discussed in Note 2 – Changes in accounting policies, related to the reclassification of aerospace program's customer advances from inventories to advances on aerospace programs, and in the reclassification of G&A overhead costs from cost of sales to selling, general and administrative expenses.

CSeries is a trademark of Bombardier Inc. or its subsidiaries.

SEGMENTED INFORMATION

INDUSTRY SEGMENTS	Bombardier Inc. consolidated		BA		BT	
For the three-month periods ended April 30	**2008**	2007	**2008**	2007	**2008**	2007
Revenues						
Manufacturing	**$ 3,345**	$ 2,759	**$ 1,887**	$ 1,731	**$ 1,458**	$ 1,028
Services	**837**	731	**420**	357	**417**	374
Other	**607**	477	**73**	172	**534**	305
	4,789	3,967	**2,380**	2,260	**2,409**	1,707
Cost of sales	**3,947**	3,302	**1,896**	1,894	**2,051**	1,408
Selling, general and administrative	**365**	318	**164**	150	**201**	168
Research and development	**40**	36	**14**	10	**26**	26
Other expense (income)	**(24)**	(3)	**(5)**	(10)	**(19)**	7
Amortization	**140**	131	**105**	104	**35**	27
	4,468	3,784	**2,174**	2,148	**2,294**	1,636
Income before financing income and expense, and income taxes	**$ 321**	$ 183	**$ 206**	$ 112	**$ 115**	$ 71
As at	**April 30, 2008**	January 31, 2008	**April 30, 2008**	January 31, 2008	**April 30, 2008**	January 31, 2008
Net segmented assets	**$ 1,181**	$ 1,869	**$ 1,326**	$ 1,838	**$ (145)**	$ 31
Liabilities allocated to segments:						
Accounts payable and accrued liabilities [(1)]	**7,045**	6,729				
Advances and progress billings in excess of related long-term contract costs	**3,180**	2,791				
Advances on aerospace programs	**3,122**	2,926				
Fractional ownership deferred revenues	**666**	631				
Accrued benefit liabilities	**1,125**	1,066				
Derivative financial instruments	**327**	276				
Assets not allocated to segments:						
Cash and cash equivalents	**4,295**	3,602				
Invested collateral	**1,357**	1,295				
Deferred income taxes	**1,025**	935				
Total consolidated assets	**$ 23,323**	$ 22,120				

[(1)] Excluding interest and income taxes payable amounting to $124 million and $114 million respectively as at April 30, 2008 ($77 million and $113 million as at January 31, 2008) which were not allocated to segments.

Additions to property, plant and equipment	**$ 94**	$ 41	**$ 71**	$ 34	**$ 23**	$ 7

END